From the Office of

Michael E. Spicer

Chief Financial Officer

and Corporate Secretary

NovaDel Pharma, Inc.

25 Minneakoning Road

Flemington, NJ 08822

Tel. (908) 782-3431 Ext. 2550

Fax (908) 782-2445

mspicer@novadel.com

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Mail Stop 6010

Attn: Jeffrey Riedler

Re:	NovaDel Pharma Inc. Registration Statement on Form S-3 Filed November 13, 2008 File No. 333-155345

Dear Mr. Riedler:

This letter is submitted on behalf of NovaDel Pharma Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated December 1, 2008 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. In addition, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement simultaneously herewith, and the Company will also provide a marked copy of the Amendment against the Registration Statement, reflecting the changes proposed herein.

FORM S-3

General

Comment:

1.

We note that you are registering the sale of 17,978,724 shares. We also note that the total number of shares registered for resale by the selling shareholder identified in this registration statement and in the registration statement filed on June 26, 2008 is 25,978,724 shares. Given the size of the offerings under these registration statements relative to the number of shares outstanding held by nonaffiliates, the nature of the offering and the total amount of shares being sold by the selling security holder, the transaction appears to be a primary offering. It appears that you are not eligible to conduct a primary offering of this size on Form S-3.

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(I)(i). In your analysis, please address the following among any other relevant factors:

•	the fact there is only one selling shareholder which is selling 100% of •the shares registered in the offering;
•	the date on which and the manner in which the selling shareholder received the overlying securities;
•	the relationship of the selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
•

the dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;

•	the discount at which the shareholder will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and
•	whether or not the selling shareholder is in the business of buying and selling securities.

Response:

Thank you for your comment. In order to comply with the Commission’s primary offering test for Rule 415, the Company will amend the Registration Statement in the form of the Amendment to reduce the number of shares of common stock to be registered from 17,978,724 shares of common stock to 8,934,075 shares of common stock. After giving affect to the Amendment, the total number of shares of common stock registered for resale by the selling shareholder identified in this Registration Statement and in the registration statement on Form S-3, file number 333-151961, filed on June 26, 2008 (the “Initial Registration Statement”) is 16,934,075 shares. As of January 28, 2009, the total number of shares of common stock outstanding held by non-affiliates is equal to 50,802,227 shares of common stock. As a result, shares being registered for resale by the selling shareholder from both the Initial Registration Statement and this Registration Statement equal approximately one third of the Company’s shares of common stock outstanding held by non-affiliates as of such date.

Prospectus Summary, page 5

About the 17,978,724 Shares Subject to Registration Under This Registration Statement, page 9

Comment:

2.

We note that the market price was below the conversion price of the notes and the exercise price of the warrants. If true, please revise your tables on page 9 to clarify that there was no premium to the market price.

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

Response:

Thank you for your comment. The conversion price of the notes is above the market price of the common stock. The Company proposes to revise the language in the Amendment to clarify that a premium is being paid by the Purchasers as follows:

“The following table illustrates the value of our common stock underlying the convertible notes and the premium to the market price that the Purchasers have paid.”

See page 9 of the Amendment.

Comment:

3.

Please combine the table provided on the bottom of page 10 and the table provided on the top of page 11, as it appears that you discuss different payments in each of the tables. Please provide all potential payments in one table.

Response:

Thank you for your comment. The Company proposes to include the following tables in the Amendment:

The gross proceeds from the convertible notes issued in the Subsequent Closing will be $2,525,000. The following table summarizes the potential payments we may be required to pay to the Purchasers. For purposes of this table, we have assumed that the entire $2,525,000 aggregate principal amount of the convertible notes were issued and sold on October 17, 2008 and that the Purchasers exercise all of the warrants on a cashless basis. The table reflects all the payments of fees, interest and premiums due during the term of the convertible notes and warrants.

Total Gross Proceeds Payable to Company(1)	Total Maximum Payments by Company(2)	Net Proceeds to Company(3)
$2,525,000	$408,750	$2,116,250

(1)	Total gross proceeds payable to us. If Purchasers exercise the warrants on a cash basis, then the additional gross proceeds payable to us will be $1,895,362.

(2)

Total maximum payments that have been paid and may be payable in connection with the facility, including legal expenses of approximately $30,000, interest of approximately $126,250 and maximum liquidated damages of $252,500.

(3)

Total net proceeds to us calculated by subtracting the result in footnote (2) from the result in footnote (1). If Purchasers exercise the warrants on a cash basis, then the total net proceeds payable to us will be $4,011,612. The expenses set forth in column #2 above will not change in the event of the cash exercise of the warrants.

See page 10 and 11 of the Amendment.

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

Comment:

4.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Thank you for your comment. The Company proposes to include the following table in the Amendment to indicate all prior securities transactions between the Company and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons):

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

Prior Securities Transactions between the Company and the Purchasers

The following table indicates all prior securities transactions between the Company and Purchasers:

Date of the Transaction	Total Number of Shares Outstanding Prior to the Transaction	Total Number of Shares held by Non- Affiliates (1) of the Company Prior to the Transaction	Total Number of Shares Issued to the Selling Security Holder in the Transaction	Shares as a Percentage of Non- Affiliates (1)	Market Price Per Share Immediately Prior to the Transaction	Current Market Price Per Share (2)
May 26, 2005	33,834,294	27,751,050	6,231,590 (3)	22.46%	$1.20	$0.33
April 19, 2006	40,766,827	30,845,938	1,346,680 (4)	4.37%	$1.61	$0.33
December 27, 2006	49,491,749	41,563,946	896,562 (5)	2.16%	$1.66	$0.33

_______________________

(1)           This calculation excludes any shares held by the Selling Security Holder in the denominator.

(2)           Market price per share of our common stock on January 28, 2009.

(3)           Consists of 4,615,993 shares of Common Stock and warrants to purchase 1,615,597 shares of Common Stock that are exercisable for a five-year period commencing upon the six month anniversary of the closing date.

(4)           Consists of 961,914 shares of Common Stock and warrants to purchase 384,766 shares of Common Stock that are exercisable for a five-year period commencing upon the six month anniversary of the closing date.

(5)           Consists of 689,663 shares of Common Stock and warrants to purchase 206,899 shares of Common Stock that are exercisable for a five-year period commencing upon the six month anniversary of the closing date.

See page 11 of the Amendment.

Comment:

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;
•

the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and
•	the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

Thank you for your comment. The Company proposes to include the following table in the Amendment:

Prior Registration Statements of the Purchasers

The following table illustrates the number of shares of the Company’s common stock registered for resale by the Purchaser in this registration statement and in prior registration statements.

Total Number of Shares Outstanding Prior to the 2008 Financing held by Non-Affiliates	Number of Shares Registered for Resale by the Selling Shareholder in Prior Registration Statements	Number of Shares Registered for Resale by the Selling Shareholder that Continue to be Held by the Selling Shareholder	Number of Shares that have been Sold in Registered Resale Transactions by the Selling Shareholder	Number of Shares Registered for Resale in this Registration Statement
50,802,227	16,474,832	16,474,832	---	8,934,075

See page 11 of the Amendment.

Comment:

6.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
•

whether - based on information obtained from the selling shareholder – the selling shareholder has an existing short position in the company’s common stock and, if it does have an existing short position in the company’s stock, the following additional information:

-	the date on which the selling shareholder entered into that short position; and
-

the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

Thank you for your comment. At the time of entering into the Initial Closing, the filing of the Initial Registration Statement, the Subsequent Closing and the initial filing of this Registration Statement, it was the Company’s intention, based on a reasonable belief, that the Company would have the financial ability to make all payments on the overlying securities. As noted in the Registration Statement under “About NovaDel” and “Risk Factors”, the Company has indicated its knowledge of the risks associated with repayment of the convertible notes and the consequences in an event of default under the convertible notes. ProQuest has not yet converted the notes or demanded repayment under the notes issued in the Initial Closing, which matured on November 30, 2008. The Company has also updated this disclosure in the liquidity section of the Company’s periodic filings with the Commission.

Pursuant to Section E(5) of the Securities Purchase Agreement, the selling shareholder agreed that, beginning on the date of such agreement until the transaction was publicly announced, such selling shareholder would not enter into any short sales. The Company is not otherwise aware whether the selling shareholder has an existing short position in the Company’s common stock.

Comment:

7.	Please provide us, with a view toward disclosure in the prospectus, with:
•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible note; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible note.

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

Thank you for your comment. The Company is of the view that such description of the relationships and arrangements between and among the parties in connection with the sale of the convertible notes is presented in the prospectus contained in this Registration Statement and that all agreements between and/or among those parties in connection with the sale of the convertible notes were filed as exhibits to the Form 8-K filed on June 3, 2008, and such Form 8-K is incorporated by reference into this Registration Statement. In addition, such agreements are also included as exhibits to the Registration Statement.

With regard to prior transactions between the Company and the selling shareholders, please refer to the Company’s Current Reports on Form 8-K, filed on May 27, 2005, April 17, 2006 and January 4, 2007, that disclose a materially complete description of the relationships and arrangements between the Company and the selling shareholders, which are incorporated by reference into the prospectus contained in the Registration Statement.

Comment:

8.

If you revise the number of shares registered in this registration statement, please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response:

Thank you for your comment. Please see our response to Comment 1. Please also see the revised text in footnote 1 to the fee table in the Amendment.

Selling Security Holders, page 40

Comment:

9.

It does not appear that you have provided the information required by Item 507 of Regulation S-K. Among other things, this item requires you to disclose the amount of securities held by the selling shareholder prior to the offering which you are registering securities pursuant to this registration statement, the amount sold by the selling shareholder in that offering and the amount and percentage to be owned after the completion of that offering. Please revise to provide the required information.

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

Response:

Thank you for your comment. The Company proposes to revise the table under “Selling Security Holders” in the Amendment as follows:

Name of Selling Security Holder (1)	Shares of Common Stock Beneficially Owned Prior to the Subsequent Closing (2)		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After the Subsequent Closing and Prior to this Offering (2)		Shares of Common Stock to be Beneficially Owned After this Offering (2)(3)
	Number	Percentage	Number	Number	Percentage	Number	Percentage
ProQuest Investments	16,474,832(4)	23.3%	8,934,075	25,408,907	31.9%	16,474,832	20.7%

___________________________

(1)           Based on the information we received from each known holder of the securities, except as disclosed below, no selling security holder is an affiliate of any registered broker-dealer.

(2)           Shares of common stock issuable under stock options and warrants that are exercisable within 60 days after January 28, 2009 are deemed outstanding for computing the percentage ownership of the selling security holder holding the options or warrants, prior to and after giving effect to the offering, but are not deemed outstanding for computing the percentage ownership of any other selling security holder.

(3)           The selling security holders may offer and sell all or a part of the common stock pursuant to this prospectus, but no estimates can be made as to the amount of shares of common stock that will be held by the selling security holders after the completion of this offering. None of the selling security holders are broker-dealers or in any way affiliated with any broker-dealer.

(4)           Includes (i) 30,397 shares of common stock, 24,251 shares issuable upon the conversion of convertible notes in the Initial Closing, and warrants to purchase 25,255 shares of common stock held in the name of ProQuest Investments II Advisors Fund, L.P., (ii) 1,262,747 shares of common stock, 1,007,365 shares issuable upon the conversion of convertible notes in the Initial Closing, and warrants to purchase 1,049,123 shares of common stock held in the name of ProQuest Investments II, L.P., and (iii) 4,974,426 shares of common stock, 3,968,384 shares issuable upon the conversion of convertible notes in the Initial Closing, and warrants to purchase 4,132,884 shares of common stock held in the name of ProQuest Investments III, L.P. ProQuest Associates III LLC (“Associates III”) is the general partner of ProQuest Investments III, L.P. ProQuest Associates II LLC (“Associates II”) is the General Partner of ProQuest Investments II, L.P. and of ProQuest Investments II Advisors Fund, L.P. Jay Moorin and Alain Schreiber, Managing Members of Associates III and Associates II, have voting, dispositive and investment power with respect to the securities being offered hereunder. Each of Mr. Moorin and Mr. Schreiber disclaim beneficial ownership of such securities except to the extent of each such person’s respective pecuniary interest in such securities.

See page 42 of the Amendment.

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

Information Incorporated by Reference, page 46

Comment:

10.

It appears that you have not specifically listed all your Form 8-Ks that are required to be incorporated by reference. Please revise to specifically list all documents incorporated by reference as required by Item 12(a) of Form S-3.

Response:

Thank you for your comment. The Company proposes to include the following text in the Amendment in order to, among other things, specifically list all Forms 8-K that are required to be incorporated by reference:

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents filed with the Commission listed below:

1.	Our Amendment to our Annual Report on Form 10-K/A for the year ended December 31, 2007, filed on April 25, 2008.
2.	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008;
3.	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed on May 15, 2008;
4.	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed on August 7, 2008;
5.	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed on November 12, 2008;
6.	Our Definitive Proxy Statement pursuant to Section 14(A) of the Exchange Act, filed with the Commission on July 23, 2008;
7.

Our Current Reports on Form 8-K filed with the Commission on January 24, 2008, May 7, 2008, May 16, 2008 (other than Item 2.02 and 7.01), May 20, 2008, May 28, 2008, June 3, 2008, August 6, 2008, September 4, 2008, September 11, 2008, September 19, 2008, October 21, 2008, December 22, 2008, January 28, 2009 and January 30, 2009;

8.	The description of our capital stock contained in our Registration Statements on Form 8-A filed with the Commission on November 19, 1997, and May 10, 2004; and
9.

All documents we have filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the registration statement and prior to the effectiveness of the registration statement, as well as subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of the documents.

Jeffrey Riedler

Securities and Exchange Commission

February 2, 2009

You may request a copy of these filings, at no cost, by sending an e-mail to mspicer@novadel.com and requesting any one or more of such filings or by contacting Michael Spicer, our Chief Financial Officer at the following address or telephone number: NovaDel Pharma Inc., 25 Minneakoning Road, Flemington, New Jersey 08822, Attention: Chief Financial Officer; (908) 782-3431. Exhibits to the documents will not be sent, unless those exhibits have specifically been incorporated by reference in this prospectus.

This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

See page 46 of the Amendment.

*************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment Letter. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 782-3431.

Sincerely,

 /s/ Michael Spicer

Michael Spicer

Chief Financial Officer

cc: Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP